Exhibit 16.2

Dear Mr. Cascio:

In response of your letter dated Aprrl 12, 2011. Arcland Energy (the company) is proceeding to file an amendment 8I(A; with the item 4.01 designation. The Audit Committee of the Company provide Whitley Penn (Audit firm) with a copy of this disclosures et forlh under this Item 4.01 and requestedth at Whitley Penn furnish a letter ("ResponseL etter") addressedto the Securities& ExchangeC ommissions tatingw hether ornot it agrees withthe above statements. Since the date of this request, the Company's president and CFO have made repeated attempts to communicate with Whitley Penn in order to obtain a copy of the ResponseL etter. As of the dateo f this filing, Whitley Penn has failed to provide a copy of the Response Letter to the Company. Accordingly, in an effort to remain compliant, the Company is filing this disclosure without the Response Letter as an attached exhibit. Company's CFO will be sending a letter to Whitley Penn making a follow-up request for the Response Letter. Immediately upon the Company's receipto f a copy of the ResponseL etter,t he Companyw ill amendt his 8-K filing with the Resoonse Letter attached thereto.

Please refer to PDF attachment for executed copy.